May 14, 2007
Via EDGAR and Facsimile (202) 772-9204
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Scott M. Anderegg

Re:	Innovo Group Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 File No. 333-140867
Dear Mr. Anderegg:
     On behalf of Innovo Group Inc., or Innovo, pursuant to Rule 461 under the Securities Act of 1933, as amended, we advise you that Innovo respectfully requests that the effective date for the above referenced registration statement be accelerated to 4:00 p.m. Washington D.C. time on May 16, 2007, or as soon as practicable thereafter.
     In connection with this request for the acceleration of the effective date of the above referenced registration statement, as of the date hereof, I, on behalf of Innovo, acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve Innovo from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Innovo may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
     We further understand that the Division of Enforcement has access to all information Innovo has provided to the staff of the Division of Corporate Finance in connection with its review of our filing or in response to your comments on our filing.

     If you have any questions, or require any additional information, please do not hesitate to call me at (323) 837-3703.

Very truly yours,
/s/ Marc B. Crossman

Marc B. Crossman
CEO, President and CFO